UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*



                                  Cicero Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    171708100
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                                 (CUSIP Number)

                                         with a copy to:
   Mr. Jonathan Gallen                   Robert G. Minion, Esq.
   Ahab Capital Management, Inc.         Lowenstein Sandler PC
   299 Park Avenue                       1251 Avenue of the Americas, 18th Floor
   New York, New York 10171              New York, New York 10020
   (212) 653-1017                        (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 26, 2007
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      171708100
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:              8,237,271*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0*
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:         8,337,271*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0*
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   8,337,271*
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):     21.4%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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THIS  SCHEDULE 13D  AMENDMENT NO. 2 IS FILED FOR THE PURPOSE OF (1) AMENDING AND
RESTATING THE NUMBER OF SHARES DEEMED BENEFICIALLY OWNED BY THE REPORTING PERSON AS OF FEBRUARY 26, 2007 AND (2) CLARIFYING ITEM 5, AS PREVIOUSLY REPORTED ON AMENDMENT NO. 1 TO SCHEDULE 13D DATED FEBRUARY 26, 2007.

* As of February 26, 2007, Ahab Partners, L.P. ("Partners"), Ahab International, Ltd. ("International"), Queequeg Partners, L.P. ("Queequeg") and Queequeg, Ltd. ("Limited," and collectively with Partners, International and Queequeg, the "Funds") held in the aggregate (i) 8,202,802 shares of common stock, par value $0.001 per share (the "Shares"), of Cicero Inc., a Delaware corporation formerly known as Level 8 Systems, Inc. (the "Company"), (ii) 14.836 Shares of the Series A-1 Convertible Preferred Stock, par value $0.001 per share, convertible into 14,836 Shares, (iii) warrants to acquire 383 Shares, which warrants expire on August 14, 2007, (iv) warrants to acquire 4,914 Shares, which warrants expire on October 8, 2008 and (v) warrants to acquire 14,336 Shares, which warrants expire on January 4, 2011. Jonathan Gallen possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. In addition, as of February 26, 2007, Jonathan Gallen held the power to direct the disposition of 100,000 Shares held in a private investment account. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 8,337,271 Shares.

THIS SCHEDULE 13D AMENDMENT NO. 2 IS FILED FOR THE PURPOSE OF (1) AMENDING AND RESTATING THE NUMBER OF SHARES DEEMED BENEFICIALLY OWNED BY THE REPORTING PERSON AS OF FEBRUARY 26, 2007 AND (2) CLARIFYING ITEM 5, AS PREVIOUSLY REPORTED ON AMENDMENT NO. 1 TO SCHEDULE 13D DATED FEBRUARY 26, 2007.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          The funds used to purchase the securities  described in Item 5 of this
Schedule 13D Amendment No. 2 on behalf of Ahab Partners, L.P. ("Partners"), Ahab International, Ltd. ("International"), Queequeg Partners, L.P. ("Queequeg") and Queequeg, Ltd. ("Limited," and collectively with Partners, International and Queequeg, the "Funds") have come directly from the assets of the Funds. The aggregate amount of funds used in making the purchase on behalf of the Funds was approximately $291,413. The securities described in Item 5 of this Schedule 13D Amendment No. 2 held by the private investment account (the "Account") were purchased with the personal funds of Mr. Gallen. The aggregate amount of funds used in making the purchase on behalf of the Account was approximately $13,430.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information provided by Cicero Inc. (the "Company"), there were 38,930,275 shares of common stock, par value $0.001 per share (the "Shares"), of the Company issued and outstanding as of February 26, 2007. As of February 26, 2007, the Funds held in the aggregate (i) 8,202,802 Shares, (ii)
14.836 Shares of Series A-1 Convertible Preferred Stock, par value $0.001 per share, convertible into 14,836 Shares, (iii) warrants to acquire 383 Shares, which warrants expire on August 14, 2007, (iv) warrants to acquire 4,914 Shares, which warrants expire on October 8, 2008 and (v) warrants to acquire 14,336 Shares, which warrants expire on January 4, 2011. Mr. Gallen possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. In addition, as of February 26, 2007, Jonathan Gallen held the power to direct the disposition of 100,000 Shares held in the Account. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen may be deemed to beneficially own 8,337,271 Shares.

          Since the date of the event which required the filing by Mr. Gallen of the Schedule 13D with respect to the Company (January 4, 2007), the only transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was (i) the purchase, on February 23, 2007, on behalf of the Account of 100,000 Shares for a purchase price of $0.1343 per Share (or an aggregate purchase price of approximately $13,430) and (ii) the purchase, on February 26, 2007, by the Funds of 2,169,868 Shares for a purchase price of $0.1343 per Share (or an aggregate purchase price of approximately $291,413). The purchase by the Funds described above was effected by the Funds in a private transaction with the Company and certain other third parties. The purchase on behalf of the Account described above was effected in a private transaction with the Company.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    March 21, 2008


                                    /s/ Jonathan Gallen
                                    --------------------------------------------
                                    Jonathan Gallen,  in  his  capacity  as  the
                                    investment adviser for  Ahab Partners, L.P.,
                                    Ahab International, Ltd., Queequeg Partners,
                                    L.P., Queequeg, Ltd. and the Account



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).